Exhibit 1

Identification of the subsidiary which acquired the security being reported on by the parent holding company.

Takeda Pharmaceutical Company Limited’s beneficial ownership of the reported securities consists of 840,500 shares of Common Stock and 5,883,500 shares of Common Stock issuable upon the exercise of the Takeda Warrant held directly by Takeda Vaccines, Inc., which is a direct, wholly owned subsidiary of Takeda Pharmaceuticals U.S.A. Inc., which is owned directly by both Takeda Pharmaceutical Company Limited (72.7%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited.